February 9, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Susan Block Attorney Advisor

Re:	Lan Airlines S.A. Registration Statement on Form F-4 Filed November 15, 2011 File No. 333-177984

Dear Ms. Block:

This letter responds to the letter, dated December 12, 2011, to Enrique Cueto Plaza, Chief Executive Officer of Lan Airlines S.A. (“LAN”), from the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) regarding the above-referenced registration statement (the “Registration Statement”) on Form F-4 filed with the Commission on November 15, 2011 (the “Form F-4”). LAN has also attached a copy of an amendment to the Form F-4 (the “Amended Form F-4”) which shows the changes LAN proposes to make in response to the Staff’s comments. LAN will file an amendment to the Amended Form F-4 to include the annual audited financial statements for the year ended December 31, 2011 for each of LAN and TAM S.A. as well as updated pro forma financial statements for this period. LAN appreciates the Staff’s careful review of the Form F-4 and looks forward to working with the Staff to resolve the Staff’s comments. For your convenience, LAN has reproduced each of the Staff’s comments below and provided its responses below each comment. Terms used in LAN’s responses that are defined in the Form F-4 have the meanings assigned to such terms in the Form F-4.

General

1.	Tell us whether the bidder is relying on any of the cross-border exemptions set forth in Regulation 14D for the exchange offer, and if so, identify the exemption(s) and the facts supporting your reliance in your response letter.

Response:

Neither LAN nor Holdco II is relying on any of the cross-border exemptions set forth in Regulation 14D for the exchange offer.

2.	In your response letter and with a view to possible additional disclosure, describe any potential “second step” transactions, including put or other rights, that may exist under Brazilian law after this transaction as to remaining security holders of TAM who elect not to participate in this exchange offer. We may have additional comments.

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

Response:

LAN has no current intention to undertake any second step transactions other than to cause TAM to effect the squeeze-out redemption described in the Form F-4 if the exchange offer is consummated and the squeeze-out condition to the exchange offer is satisfied. In addition, as described on page 186 of the Amended Form F-4, if more than 66 2/3% of the qualifying minority shares of a class of TAM shares are acquired by LAN in the exchange offer, under Brazilian law the holders of TAM shares of that class (including those represented by TAM ADSs) that have not sold their TAM shares or TAM ADSs in the exchange offer will have an option to sell such shares to LAN at any time during the three months after the expiration date for an amount in cash equal to the product of (i) the number of LAN common shares that they would have received pursuant to the exchange offer in respect of their TAM shares or TAM ADSs and (ii) the closing price of the LAN common shares on the SSE on the Auction date, duly adjusted by the Central Bank of Brazil’s overnight lending rate.

3.	We note there are outstanding comments on the LAN Airlines S.A. Annual Report on Form 20-F for the fiscal year ended December 31, 2010. Please note that all comments must be resolved before we act on a request for acceleration regarding your Form F-4.

Response:

By letter dated February 8, 2012, the Staff confirmed that it had completed its review of LAN’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

4.	We note that the prospectus contains a number of blanks related to information which appears to be historical in nature, e.g., dates related to certain board meetings of LAN and TAM and the Appraisal Report, or otherwise readily available, e.g., certain points of contact for various information requests. Please revise as applicable or advise.

Response:

The Registration Statement is drafted to speak in the present tense as of the date when the Registration Statement will become effective. Certain of the events that must take place prior to the effectiveness of the Registration Statement had not yet occurred at the time the Form F-4 was filed. For example, the LAN and TAM shareholder meetings required

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

to implement the transaction had not yet occurred when the Form F-4 was filed on November 15, 2011. The Amended Form F-4 reflects all events that have occurred prior to the date of this letter, and LAN will continue to amend the Registration Statement to reflect the occurrence of events that occur after the filing of the Amended Form F-4 and prior to the effectiveness of the Registration Statement.

Registration Statement Cover Page

Fee Table

5.	We note footnotes 1 and 2 to the fee table discuss the exempt offerings under Regulation S and Section 4(2). We further note footnote 2 indicates that the shares registered include a portion of the LAN common shares that are to be offered and sold outside the United States in the Regulation S offering that may be resold in the United States or to US persons, but we do not see disclosure throughout the registration statement in regards to shares being offered for resale. Please revise or advise. As part of your response, please include an analysis regarding registering the resale of the shares offered pursuant to Regulation S on this registration statement.

Response:

LAN is registering under the Securities Act the offer and sale of LAN common shares to holders of TAM ADRs worldwide and to holders of TAM shares in the United States. The offer and sale of LAN common shares to holders of TAM shares outside the United States (principally in Brazil) is not being registered under the Securities Act; instead, this offshore offering is being conducted in reliance on the exemption from registration pursuant to Regulation S and, to the extent QIBs elect to participate in that offering, Section 4(2) of the Securities Act. However, in order to address the possibility that some of the shares sold in the offshore offering might flow back into the United States through secondary trading after the exchange offer, LAN has registered an additional 15 percent of LAN common shares issuable in the Regulation S offering outside the United States, which LAN believes is reasonable and customary in global offerings of the type as contemplated by the Form F-4. The LAN common shares issued in the Auction will be in the form of LAN BDRs, which LAN does not think will be attractive to US buyers given their alternatives to buy LAN ADSs in the United States or LAN shares directly in Chile. LAN does not believe that any additional disclosure is required in the Form F-4 to address the flowback possibility or registration.

6.	In this regard, we also note that LAN and Holdco II are co-registrants, with each registering common stock, but of different amounts. Please explain to us why both are registering their common stock.

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

Response:

Holdco II is registering Holdco II shares because they are being offered and sold pursuant to the exchange offer in exchange for TAM shares on a 1:1 basis. LAN is registering the LAN common shares because after the TAM shares are accepted for exchange but before settlement of the exchange offer Holdco II will merge into LAN and each Holdco II share issuable in the settlement of the exchange offer will be converted into 0.90 of a LAN common share. As a result, the number of Holdco II shares registered is equal to the total outstanding TAM shares not owned by the TAM controlling shareholders, while the number of LAN common shares registered is equal to 0.90 of the total outstanding TAM shares not owned by the TAM controlling shareholders plus the 15% flowback registration described in the response to the preceding comment.

Prospectus Cover Pages

7.	Please refer to the second paragraph on page iv. Please revise to provide the closing price of LAN common shares on the SSE and LAN ADSs on the NYSE as of the most recent practicable date.

Response:

LAN made the requested revision on page iv of the Amended Form F-4.

8.	Please refer to the third paragraph on page iv. Please revise the last sentence to specify the date by which TAM security holders must request this information. Please also move this information to the inside front cover page. Refer to Item 2 of Form F-4.

Response:

In the Amended Form F-4, LAN revised the disclosure in the third paragraph on page iv of the Form F-4 to specify that TAM security holders must request information five business days prior to the then-scheduled expiration date of the exchange offer and to give the exact date of this deadline assuming the expiration date is not extended. LAN also moved this revised disclosure to the inside front cover page of the Amended Form F-4.

Question and Answers About the Proposed Combination, page 1

Q.	How will LAN and TAM combine?, page 1

9.

We note your disclosure in the Proposed Combination of LAN and TAM section on page 23 that upon completion of the combination transactions, LAN will own 20% of the voting and 100% of the non-voting shares of Holdco I. We also note that certain TAM

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

common shares to be acquired by LAN through the various combination transactions will be transferred to Holdco I. Please revise this section and the prospectus throughout to clarify the material transactions or steps which will contribute to the final ownership structure.

Response:

In the Amended Form F-4, LAN revised the disclosure on pages 1, 23 and 156 of the Form F-4 as requested by the Staff. These revisions appear on pages 1-3, 26-29 and 200-202 of the Amended Form F-4.

10.	Please include a separate Q&A to discuss the reasons why the TAM controlling shareholders upon completion of the combination transactions will own at least 80% of the voting shares of Holdco I. For example, are there regulatory or foreign ownership restrictions imposed by Brazilian law?

Response:

In the Amended Form F-4, LAN revised the disclosure on page 2 of the Form F-4 to include a Q&A that explains that the TAM controlling shareholders will own at least 80% of the voting shares of Holdco I because the Brazilian Aeronautical Code requires 80% of an airline’s voting capital to be held by Brazilian citizens in order for such airline to be entitled to a concession to operate scheduled air transportation services. This revision appears on pages 3-4 of the Amended Form F-4.

Q.	If I hold TAM shares and would like to tender my TAM shares in the exchange offer, page 4

11.	You state that only QIBS can tender their shares in the Auction on Bovespa, while other US holders may only tender through the US exchange agent. Tell us why you believe this is consistent with the equal treatment provisions of Regulation 14D, given that holders who tender in Brazil on the Bovespa will receive BDSs.

Response:

Prior to TAM’s registered initial public offering in the United States in 2006, a number of U.S. QIBs purchased TAM shares as part of an offering in Brazil. These QIBs purchased TAM shares directly and do not hold their TAM shares in the form of TAM ADRs. As a result, these QIBs face different issues in tendering than other US holders who hold their TAM shares in the form of TAM ADRs. In particular, if these QIBs were to sell their TAM shares in the exchange offer through the US exchange agent, they would first have to convert their investment in Brazil from a 2,689 investment to a 4,131 investment,

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

which would impose administrative burdens and costs on these QIBs that would not be borne by US holders of TAM ADRs. In addition, as a result of this conversion, these QIBs could become subject to capital gains tax in Brazil with respect to any gains on their investment in TAM and, at the discretion of the Brazilian custodian through which they must hold TAM shares, withholding tax on such gains at the rate of 15 percent. Given the absence of clear authority on this Brazilian tax issue, the parties believe that most Brazilian custodians would be conservative and impose this withholding tax. If, on the other hand, the QIBs were to deposit their TAM shares and receive TAM ADRs in order to tender them into the exchange offer, as a result of that deposit they will be required to pay a Brazilian foreign exchange transaction tax (Imposto Sobre Operações Financeiras or “IOF”) at the rate of 1.5 percent of the market value of their TAM shares. By contrast, existing holders of TAM ADRs who tender through the US exchange agent will not have to pay any IOF and should not be subject to Brazilian tax on any gains on their investment in TAM or any withholding tax in Brazil. Similarly, if a QIB sells its TAM shares in the Auction, it will not be subject to any Brazilian tax on any gains on its investment in TAM or any withholding tax in Brazil. In addition, QIBs will not have to pay the IOF payable at the rate of 0.38% in connection with the exchange offer as LAN has agreed to pay this amount on their behalf. Although QIBs will receive LAN BDRs instead of LAN ADRs in the Auction, this disparity is unavoidable because Brazilian law requires the delivery in exchange offers of securities that are listed on Bovespa and LAN ADRs cannot be listed on Bovespa.

As a result of the foregoing, unless QIBs can participate in the Auction on a private placement basis, they will be economically disadvantaged as compared to US holders of TAM ADRs and thus, as a substantive matter, will receive unequal treatment in the exchange offer compared to those other US holders. For these reasons, LAN believes that allowing QIBs to participate in the Auction is the only way to ensure substantive equal treatment of all US holders of TAM shares.

An alternative that would ensure both procedural and substantive equal treatment for all US holders of TAM shares would be to register the offer and sale of LAN BDRs under the Securities Act so that any US holder of TAM shares could elect to participate in the Auction. This was LAN’s preferred option at the outset of this transaction but it would be practicable only if the Staff would permit such registration on a short-form registration statement such as Form F-6. Registering LAN BDRs on a long-form registration statement such as Form F-1 would require extensive financial and business disclosure concerning the BDR depositary, which is not practicable from a timing perspective and would expose the BDR depositary to potential disclosure liability with respect to matters wholly unrelated to the BDR program. We previously discussed with members of the Staff on an informal basis the possibility of registering the LAN BDRs on Form F-6. Those members of the Staff indicated that BDRs had never been registered under Form F-6 and expressed concerns about having a non-US depositary register Brazilian

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

depositary shares on Form F-6. LAN respectfully requests that the Staff determine whether LAN may register the LAN BDRs on a short-form registration statement such as Form F-6. It was because of the uncertainty regarding registering LAN BDRs on Form F-6 and the unequal treatment concerns discussed above that LAN developed the QIB private placement approach currently set forth in the Registration Statement.

LAN also notes that, as a practical matter, holders of TAM ADRs are very unlikely to withdraw their underlying TAM shares in order to tender them in the Auction because they would have to register their investment in the TAM shares as a 4,131 investment or 2,689 investment in Brazil and would expose themselves to Brazilian tax on any gains on their investment in TAM and withholding tax in Brazil. These adverse consequences are described on page 156 of the Amended Form F-4.

Q.	How do I accept the exchange offer? page 6

12.	Where possible, provide an estimate of the time and expense associated with the method of tender outlined in this section.

Response:

In the Amended Form F-4, LAN revised the disclosure on page 6 of the Form F-4 to provide the time and expense associated with the methods of tender outlined in that section of the Form F-4. These revisions appear on pages 6-7 and 156-159 of the Amended Form F-4. The parties are currently in discussions with Itaú, as the Depositary Institution for the exchange offer, regarding the mechanics for tendering of TAM shares in the exchange offer. Once these mechanics have been finalized, the Amended F-4 will be further revised to provide, where possible, estimates for timing and expense of tendering TAM shares in the exchange offer.

Q.	What percentage of LAN common shares, page 9

13.	Please revise to disclose the maximum number of LAN common shares to be issued, assuming all TAM shares and TAM ADSs are tendered in the exchange offer and the other combination transactions are completed as contemplated. Please also revise the first risk factor on page 43 accordingly.

Response:

In the Amended Form F-4, LAN revised the disclosure on page 9 and the risk factor on page 43 of the Form F-4 to state the maximum number of LAN common shares to be issued on the basis of the assumptions already set forth in the Registration Statement. These revisions appear on pages 11, 54 and 149 of the Amended Form F-4.

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

Q.	What will happen if the delisting condition and the squeeze-out condition, page 10

14.	Our understanding is that the delisting conditions and the squeeze-out conditions are conditions to the completion of the exchange offer. Therefore, why does this section seem to imply that either may not be satisfied? Are you referring to the parties’ ability to waive either or both offer conditions?

Response:

The first paragraph of this Q&A describes what will happen if the delisting condition and the squeeze-out conditions are satisfied, while the second paragraph describes which parties can waive those conditions. It is possible that either or both of these conditions may not be satisfied and, in such event, the parties will have to decide whether to waive the condition(s) or allow the exchange offer to terminate without acquiring any TAM shares.

15.	See our last comment above. Depending on your response, here or in a separate section, explain what will happen to TAM holders who do not tender into the offer if either the delisting or squeeze-out conditions are not met. Explain whether LAN has the ability or intent to eliminate such remaining target shareholders at lower ownership percentages. If so, how and when does it intend to do so?

Response:

The first risk factor on page 39 of the Form F-4 discloses the risk that if the delisting, squeeze-out or other material conditions are not satisfied, the exchange offer and the mergers may not be consummated. LAN does not believe there are any risks to non-tendering shareholders if the delisting or squeeze-out conditions are waived. If LAN and TAM elect to waive the delisting condition, then the TAM shares will remain listed on Bovespa and TAM will remain subject to reporting obligations in Brazil, both of which would benefit holders of TAM shares that do not sell in the exchange offer. If LAN elects to waive the squeeze-out condition, then TAM will not be able to compulsorily redeem the shares held by holders that do not sell in the exchange offer, which would also benefit those holders. Because these benefits are simply the inverse of the risks already disclosed in the Form F-4 if the delisting and squeeze-out conditions are satisfied, LAN does not believe additional disclosure is necessary or would be helpful to investors. Finally, LAN notes that page 186 of the Amended Form F-4 discloses that if more than 66 2/3% of the qualifying minority shares of a class of TAM shares are acquired by LAN in the exchange offer, then under Brazilian law, any holder of that class of TAM shares (including those represented by TAM ADSs) that did not sell in the exchange offer will have an option to sell such shares to LAN at any time during the three months after the expiration date for an amount in cash equal to the product of (i) the number of LAN common shares that

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

they would have received pursuant to the exchange offer in respect of their TAM shares or TAM ADSs and (ii) the closing price of the LAN common shares on the SSE on the Auction date, duly adjusted by the Central Bank of Brazil’s overnight lending rate.

LAN has no current intention to waive the squeeze-out condition or to eliminate any minority TAM shareholders after the exchange offer at lower ownership percentages.

Where you can find more information, page 13

16.	Refer to the last paragraph on page 13. The language here states that the exchange offer is not directed to certain target holders, including those “to whom it is unlawful to direct these types of activities.” Explain how this complies with the all holders provisions in Rule 14d-10 which require the offer to be open to all target holders. In addition, explain how target holders would know whether it is illegal to direct the offer to them, since this would presumably be based on actions or inactions by LAN. Alternatively, delete or revise this language.

Response:

In the Amended Form F-4, LAN deleted the second sentence of the last paragraph on page 13 of the Form F-4. This revision appears on page 15 of the Amended Form F-4.

Cautionary Statement Regarding Forward-Looking Statements, page 18

17.	Refer to the last paragraph on page 19. Revise to indicate that the filers have an obligation to update the disclosure pursuant to Rule 14d-3(b).

Response:

In the Amended Form F-4, LAN revised the second sentence of the last paragraph on page 19 of the Form F-4 to add “except as required by Rule 14d-3(b)” between “and” and “neither” in the last paragraph on page 19 of the Form F-4 in order to indicate that the filers have an obligation to update the disclosure pursuant to such Rule. These revisions appear on page 22 of the Amended Form F-4.

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

Summary, page 22

Proposed Combination of LAN and TAM, page 23

18.	Please consider adding diagrams or charts with graphics to help illustrate the narrative descriptions of the combination transactions. These charts should illustrate the various steps of the combination transactions to include the final organizational structure including the relative ownership, e.g., voting and economic rights, between LAN and the TAM controlling shareholders of Holdco I and TAM, respectively. In this regard, we note the charts included on pages 160 to 163. Alternatively, please revise to include specific cross references with appropriate narrative descriptions to the charts included on pages 160 to 163.

Response:

LAN has added the charts suggested by the Staff on pages 26 and 29 of the Amended Form F-4.

19.	In addition, specify the percentage of voting/investment authority the TAM controlling shareholders will maintain after the combination transactions (rather than just disclosing their indirect voting interest in Holdco I).

Response:

In the Amended Form F-4, LAN revised the disclosure on page 23 of the Form F-4 to disclose that if the squeeze-out condition is satisfied, then, by virtue of the TAM controlling shareholders’ voting control of Holdco I, the TAM controlling shareholders will beneficially own 100% of the TAM common shares after completion of the exchange offer, the mergers and the compulsory redemption by TAM of all the TAM shares not owned by Holdco I or LAN. These revisions appear on pages 3 and 28 of the Amended Form F-4.

Appraisal Report, page 27

20.	Briefly explain why the parties elected to receive an Appraisal Report and describe its intended purpose. Explain how it is different than the opinions of each party’s financial advisors with respect to the fairness of the transactions.

Response:

The parties obtained the Appraisal Report because it is a mandatory requirement of the Brazilian securities laws and regulations for this type of exchange offer. Under these

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

Brazilian securities laws and regulations, an exchange offer that could result in the deregistration of a Brazilian issuer with CVM and a delisting of its shares on Bovespa may only be commenced if the offer price per share is at least equal to the economic value of the issuer as determined by an appraisal report prepared in accordance with those laws and regulations divided by the number of outstanding shares. The Brazilian securities laws and regulations subject these appraisal reports and their preparation to many requirements. The appraiser must be independent of the issuer and the other parties to the transaction and must be selected by the holders of qualifying minority shares (which excludes the TAM controlling shareholders, as well as the shareholders who are members of the management of the company and its affiliates) at a shareholders meeting convened for this purpose. The appraiser must prepare the appraisal report following specific parameters established by the Brazilian securities laws and regulations and must make certain representations as to the criteria it adopted in making the appraisal. Once the appraisal report is issued, Brazilian law allows the holders of qualifying minority shares to request a new appraisal during a specified time period but in the case of the Appraisal Report no such request was made within that time period. In the case of an exchange offer, the appraisal report must cover not only the economic value of the company whose shares are the subject of the exchange offer but also the economic value of the company delivering securities in the exchange offer in order to establish an acceptable range of exchange ratios.

The fairness opinions of BTG Pactual and J.P. Morgan Securities were not required by the Brazilian securities laws and regulations and, accordingly, were not subject to the rules and requirements that those laws and regulations impose with respect to appraisal reports. As a result, these fairness opinions were not prepared on the same basis and using the same procedures as the Appraisal Report. Presumably because of the appraisal report requirement, fairness opinions are not typically obtained by parties to tender or exchange offers in Brazil. However, in view of the fact that the Appraisal Report would only be obtained after the signing of the transaction agreements, the board of directors of TAM decided to obtain the fairness opinion of BTG Pactual to serve as one of the elements to be considered when making its decision to approve the transaction agreements.

LAN added disclosure to this effect on page 143 of the Amended Form F-4.

Interests of TAM Directors and Officers in the Proposed Combination, page 28

21.	While it is appropriate to refer to more detailed disclosure later in the prospectus, the interests of the TAM insiders in the proposed combination should be highlighted and summarized here.

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

Response:

On page 36 of the Amended Form F-4, LAN revised the disclosure on page 28 of the Form F-4 to provide a summary of the interest of the TAM insiders.

Certain Legal and Regulatory Matters, page 29

22.	Summarize the impact on the combined entities if you are unsuccessful in your efforts to reverse the Decision or the three conditions of the Decisions outlined in the bullet points on page 29.

Response:

On pages 37 and 189 of the Amended Form F-4, LAN added the following disclosure:

If the seventh condition is not amended, LATAM’s passengers to and from Chile would be denied the benefit of the increased connectivity that would be provided by the codeshare agreements that would require prior approval of the TDLC unless and until such approval was obtained. LATAM’s ability to negotiate existing codeshares and to adapt to changes in the markets in which it has to compete could also be adversely affected because the time required to obtain the prior approval of the TDLC to amendments to those agreements could take longer than is required to adequately react to new conditions.

If the eighth condition is not eliminated, LATAM will be required to cancel or re-route certain flights out of Lima that could adversely impact connectivity of some passengers.

If the fourteenth condition is not amended, the independent consultant and the FNE will have certain inspection powers that in LAN’s opinion could increase administrative burdens and impose additional costs that would not be shared by the other airlines with which LATAM needs to compete. In addition, in LAN’s opinion this condition would undermine LAN’s constitutional rights to equality under the law, due process and protection of mail and document privacy because it would give the independent consultants and FNE intrusive and disproportionate powers solely with respect to LAN and subject LAN to a supervisory regime that would not apply to any other competitor or industry in Chile.

Delisting and Squeeze-Out, page 29

23.	In your response letter, tell us whether the squeeze-out (if it occurs) will be subject to Rule 13e-3.

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

Response:

LAN does not believe the squeeze-out would be subject to Rule 13e-3 for several reasons. First, it is likely that the TAM shares will have been deregistered under the Exchange Act by the time the squeeze-out redemption occurs. Second, even if the TAM shares remain registered under the Exchange Act at that time, LAN believes the squeeze-out redemption would be exempt from Rule 13e-3 pursuant to Rule 13e-3(g)(1) (because the parties’ intention to effect the squeeze-out redemption is fully disclosed in the Form F-4, the consideration to be paid in the redemption will have the same value as the consideration paid in the exchange offer and the redemption would be effected within one year after the expiration of the exchange offer) and Rule 13e-3(g)(4) (because it would be a redemption by TAM pursuant to a specific provision in TAM’s bylaws).

Risk Factors, page 39

Certain members of the board of directors, page 41

24.	Please revise the third bullet point to quantify the financial advisory fees payable to BTG Pactual with respect to the proposed combination of LAN and TAM.

Response:

In the Amended Form F-4, LAN revised the third bullet point on page 41 of the Form F-4 and the disclosure on page 108 of the Form F-4 to quantify the financial advisory fees payable to BTG Pactual with respect to the proposed combination of LAN and TAM. These revisions appear on pages 52 and 140 of the Amended Form F-4.

The rights of the holders of LAN common shares, page 42

25.	We note that, in this risk factor, despite its heading, you simply list laws, regulations, rules and agreements governing the holders of LAN common shares, LAN ADSs, LAN BDSs, TAM shares and TAM ADSs, without any specific discussion of any material differences a holder of TAM shares or TAM ADSs may encounter upon becoming a holder of LAN common shares, LAN ADSs or LAN BDSs. Please provide some detail here of how the rights of the holders of LAN common shares, LAN ADSs and LAN BDSs are materially different than the current rights of holders of TAM shares and TAM ADSs.

Response:

In the Amended Form F-4, LAN revised the disclosure on page 43 of the Form F-4 to highlight some of the more material differences between the rights of holders of LAN shares and the rights of holders of TAM shares. These revisions appear on page 53 of the Amended Form F-4.

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

LAN will not control the voting shares or the board of directors of TAM, page 45

26.	Summarize the specific material corporate actions and decisions (or categories thereof if too lengthy to list) that will require super-majority approval going forward after the combination transactions.

Response:

In the Amended Form F-4, LAN revised the disclosure on page 45 of the Form F-4 to provide the categories of material corporate actions and decisions which will require super-majority approval and to add a cross-reference to more detailed disclosure contained later in the prospectus. These revisions appear on page 58 of the Amended Form F-4.

LAN will have to withdraw from an existing airline alliance, page 47

27.	Please revise this risk factor to clarify which alliance the combined airline will be a member of or revise the risk factor to clarify that it is not currently known to which alliance the combined airline will belong.

Response:

In the Amended Form F-4, LAN revised the disclosure on page 47 of the Form F-4 to indicate that LAN and TAM do not know at this time to which alliance the combined companies will belong after completion of the proposed combination. These revisions appear on page 59 of the Amended Form F-4.

Unaudited Pro Forma Condensed Combined Financial Information, page 67

28.	You state in the last paragraph in this section that certain significant costs expected to be incurred, one-time costs directly attributable to the transaction and other identified costs are not reflected in the pro forma financial information. Please quantify each type of significant nonrecurring cost (and its related tax effect) directly attributable to the transaction that has been incurred or that is expected to be incurred that is not reflected in the pro forma financial information.

Response:

In the Amended Form F-4, LAN updated the pro forma financial information to provide the value of the nonrecurring costs related to the transaction that have been already incurred and that will be incurred in the future. The pro forma financial information was updated to remove the effect of significant nonrecurring costs (and their related tax effect) directly related to the transaction that have been incurred for the nine-month

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

period ended September 30, 2011 and the year ended December 31, 2010. Additional expected one-time costs are presented in the line item Trade and other accounts payable in the Pro Forma Balance Sheet as of September 30, 2011. These revisions appear on pages 80 and 89 of the Amended Form F-4.

29.	In connection with the above comment, please note that the pro forma balance sheet should reflect all material nonrecurring costs directly related to the transaction. Further, material nonrecurring costs directly related to the transaction included in the historical financial statements of operations should be removed through an adjustment to the pro forma statements of income. Please conform your pro forma financial information accordingly, as appropriate.

Response:

In the Amended Form F-4, LAN updated the pro forma balance sheet to reflect all material nonrecurring costs directly related to the transaction. Material nonrecurring costs directly related to the transaction included in the historical financial statements of operations will be removed through an adjustment to the pro forma statements of income. These revisions appear on pages 80-81 of the Amended Form F-4 and are further explained in note “r) Trade and other accounts payable” on page 89 of the Amended Form F-4.

Unaudited Pro Forma Condensed Combined Statements of Income, pages 70 and 71

30.	Please present historical and pro forma basic and diluted earnings per share amounts directly on the face of the pro forma statements of income. Present in the notes to the pro forma information clear details for each period of how the amounts were computed, the weighted average number of shares used in the computation, and how the weighted average number of shares was determined.

Response:

On pages 83-84 of the Amended Form F-4, LAN updated the pro forma statements of income to present historical and pro forma basic and diluted earnings per share amounts directly on the face of the pro forma statements of income. In addition, note “t) Earnings per share” on page 89 of the Amended Form F-4 provides details for each period of how the amounts were computed, the weighted average number of shares used in the computation and how the weighted average number of shares was determined.

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page 72

Note 1. Basis of Presentation, page 72

31.	You state that the purchase price is preliminary due to the uncertainty in the number of common shares to be issued and uncertainty of the value of such shares. In connection with the latter point, we note that the closing price per share of LAN common stock on December 9, 2011 was $23.93, a 16% decrease from the $28.53 price presently assumed. In view of these uncertainties, please include a sensitivity analysis in regard to the potential range of the amount of the purchase price based upon reasonable percentage increases and decreases in the number of shares to be issued and price per share. Please further note, the price per share used should be the most recent one at the time of filing and not necessarily that at the date of the most recent balance sheet presented in the filing.

Response:

In the Amended Form F-4, LAN added to the notes to the pro forma condensed financial information a sensitivity analysis illustrating the variance of the purchase price to variances in (i) the percentage of TAM shareholders who accept the exchange offer and (ii) the LAN share closing price on the date that the exchange offer and mergers are completed. The price per LAN share used was updated to the price of LAN shares as of January 27, 2012. These revisions appear on page 86 of the Amended Form F-4.

Note 2. Pro Forma Adjustments, page 74

32.	In note “c) Intangible assets,” disclose each material intangible asset expected to be acquired and the estimated value attributed to each.

Response:

In the Amended Form F-4, LAN revised note “c) Intangible assets” to disclose the material intangible assets to be acquired (i.e., TAM’s take-off and landing slots in certain airports) as well as the estimated value attributed thereto. These revisions appear on page 87 of the Amended Form F-4.

33.	In notes g, i, j, and k, the adjustments include either the effects of a change in method, conformity to or consistency with LAN’s accounting, and/or a change in estimated useful lives and residual values. Please separately disclose, as appropriate, the amount of such effects, details of how the amounts were derived and reasons for changes indicated. In so doing, state the prior and new methods, useful lives and residual values used.

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

Response:

In the Amended Form F-4, LAN updated the pro forma financial information to explain the reasons for these adjustments, including the prior and new methods, useful lives and residual values used. These revisions appear on pages 87-88 of the Amended Form F-4. However, due to the complexity of the calculations it is not possible to separate the impact on the depreciation charge of each of the change in fair value, componentization method, depreciation method, useful life and residual value.

34.	Please disclose in note “r) Income Taxes” the basis for the pro forma adjustment to and pro forma amount of income taxes for each statement of income period presented.

Response:

In the Amended Form F-4, LAN revised note “s) Income Taxes” to include the basis for pro forma adjustments to and pro forma amounts of income taxes for each statement of income period presented. These revisions appear on page 89 of the Amended Form F-4.

Comparative Per Share Information, page 82

35.	Please include footnotes to this table that detail how per share amounts were computed, as appropriate.

Response:

In the Amended Form F-4, LAN added footnotes to the comparative per share information table to explain how per share amounts were computed. These revisions appear on page 97 of the Amended Form F-4.

Background of the Exchange Offer and Mergers, page 87

36.	Please provide us with copies of the board books and any other materials prepared by J.P. Morgan Securities or BTG Pactual. Also, provide us with copies of the respective engagement letters.

Response:

As requested, LAN will cause to be submitted supplementally to the Staff under separate cover a copy of the written presentations made by J.P. Morgan Securities to the board of directors of LAN as well as a copy of the engagement letter between the board of directors of LAN and J. P. Morgan Securities.

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

As requested, TAM will cause to be submitted supplementally to the Staff under separate cover a copy of the written presentations made by BTG Pactual to the board of directors of TAM as well as a copy of the engagement letter between the board of directors of TAM and BTG Pactual.

Each of these submissions will be made together with a request that the submitted materials be kept confidential by the SEC in accordance with Rule 83 of the Rules of Practice of the SEC and pursuant to Rule 418 promulgated under the Securities Act and Rule 12b-4 promulgated under the Exchange Act.

37.	Refer to the second paragraph in this section on page 87 of the prospectus. From the disclosure there, it appears LAN and TAM have been in contact since 2004 regarding a possible business combination. Specify when LAN and TAM first entered into confidentiality agreements and generally what they covered.

Response:

In the Amended Form F-4, LAN added disclosure indicating that LAN and TAM first entered into a confidentiality agreement on January 11, 2005 for the purpose of exploring the potential opportunities for joint business development, which agreement required each party to keep confidential both the existence and substance of the parties’ discussions and all non-public information provided by the other party. These revisions appear on page 102 of the Amended Form F-4.

38.	We note the disclosure in the third paragraph of this section that discussions which began in 2004 and continued intermittently broke off in early 2010 and LAN management was authorized to explore other opportunities on June 29, 2010. Given these facts, explain what caused the parties to reengage at the meeting in São Paulo in June 2010.

Response:

In the Amended Form F-4, LAN revised the disclosure to indicate that LAN and TAM decided to re-engage in negotiations in June 2010 because both companies believed that the chances of reaching agreement on a combination had improved as a result of conditions in the financial markets, economic growth in Latin America, continuing consolidation in the airline industry and LAN’s discussions with other potential partners. These revisions appear on page 102 of the Amended Form F-4.

39.

We note that a number of in-person meetings or negotiations via telephone or e-mail occurred between July 2010 and August 2010 and then again between October 2010 and January 2011. Please revise this section to explain in greater detail the material

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

developments that occurred at each respective meeting or negotiation which ultimately led to the definitive agreement being executed on January 18, 2011. We offer some additional guidance in the comments below.

Response:

On pages 103-05 of the Amended Form F-4, LAN added the following disclosure with respect to these matters:

On July 1, 2010, McKinsey and Bain were asked by LAN and TAM to work together so that each party could develop a better understanding of the strategic views of the other party. They were also asked to identify both the commonalities and differences in the strategic views of each company and to assess if these views were compatible.

On July 7, 2010, Mr. Roberto Alvo of LAN, Mr. Marco Bologna of TAM and representatives from McKinsey and Bain met in São Paulo to review the consultants’ preliminary assessment of the strategic alignment of LAN and TAM and to determine whether any of the differences in their strategic view were relevant.

On July 13, 2010, representatives of UBS met by telephone with representatives of BTG Pactual. At this meeting, UBS outlined LAN’s general position with respect to valuation, premiums and implicit exchange ratios and the rationale behind those positions. These discussions were limited to broad principles and no specific proposals were made with respect to valuation, premiums or exchange ratios.

On July 20, 2010, representatives of BTG and UBS met again by telephone. BTG indicated the valuation methodologies they believed were relevant in order to define an exchange ratio, which included the historical weighted average prices of the shares of LAN and TAM, the historical ratio between such prices, earnings multiples and discounted cash flows. After reviewing the results of those valuation methodologies, BTG proposed an exchange ratio of 0.94 of a LAN share for each TAM share.

On July 26, 2010, representatives of Bain and McKinsey delivered to LAN and TAM a document outlining their assessment of the strategic views of each company, the most appropriate governance model for the combined group, how each line of business should be developed, the commonalities of the strategic views of the two companies and the main differences on how to develop a joint strategy going forward.

LAN has periodically reviewed the potential benefits and opportunities that could be generated from strategic partnerships with other Latin American airlines. In this context, in 2010 LAN evaluated possible combinations with several Latin American airlines other than TAM from a strategic perspective and had preliminary discussions with some of them. On July 27, 2010, management of LAN and McKinsey presented an

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

analysis of these alternatives. LAN decided not to pursue these strategic alternatives for a variety of reasons. These reasons included that LAN decided it was unlikely to reach agreement on terms acceptable to LAN, that there were unacceptable risks to completion or integration and/or that the alternative was not as attractive to LAN and its shareholders as the combination with TAM.

On July 28, 2010, Mr. Roberto Alvo met with Mr. Mauricio Amaro, Mr. Marco Bologna and Mrs. Flávia Turci in São Paulo to review possible governance models for a combination, to identify points on which the parties agreed and to understand and discuss points on which the parties’ expectations differed and to discuss the outlines of possible legal structures.

Also on July 28, 2010, representatives of UBS and BTG met by telephone. UBS indicated that LAN was willing to offer an exchange ratio of 0.91 of a LAN share for each TAM share but that the exchange ratio would be subject to adjustment prior to the public announcement of the combination based on the trading prices of the two shares and the premium implied by such prices and the exchange ratio, which adjustment would also be subject to a collar and cap.

On August 3, 2010, the participants in the meetings and discussions described above held another meeting in Buenos Aires, Argentina. At this meeting, LAN and TAM agreed on a corporate governance model for the proposed business combination of the two companies and discussed the proposed timing for the transaction. Over the next few days, the parties agreed by telephone that they would begin negotiating the Memorandum of Understanding in New York on August 9, 2010.

When LAN realized that the transaction with TAM was becoming more likely, it made an assessment of UBS’s onsite South American capabilities to help LAN implement the transaction. While negotiating the Memorandum of Understanding and agreeing on the structure of the transaction, it became apparent that LAN’s financial advisor would need to have strong local Chilean and Brazilian operations in order to be able to provide to LAN the assistance it needed to implement this novel and complicated transaction. LAN considered that J.P. Morgan Securities had stronger Chilean and Brazilian operations than UBS and this, together with certain personnel changes that had occurred at UBS, led LAN to replace UBS with J.P. Morgan Securities as its financial advisor.

From August 9, 2010 through August 12, 2010, representatives of LAN, TAM, Claro, S&C, Pinheiro Neto, Turci, Clifford Chance, Machado Meyer, J.P. Morgan Securities, BTG Pactual, Bain and McKinsey met at the offices of S&C and BTG Pactual in New York to finalize the legal structure of the proposed business combination and the Memorandum of Understanding. Certain of these representatives also held meetings in

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

New York during this period to discuss public relations activities and institutional investor relations planning. On August 12, 2010, LAN and TAM agreed on the exchange ratio for the proposed combination and finalized the Memorandum of Understanding. On August 13, 2010, LAN formally engaged J.P. Morgan Securities to replace UBS as LAN’s financial advisor.

The parties used several criteria and methodologies in order to determine the exchange ratio. To define a range of exchange ratios and implied premia acceptable to both parties, the parties reviewed the exchange ratios and implied premia in comparable transactions during the last five years. The comparable transactions were selected after taking into account many different criteria, of which the most important were the industry in which the companies operated, the size of the transaction, board and key management representation, whether the companies continued to operate under their own names or a new or combined name, future headquarters locations, the ultimate relative share ownership of the two groups of shareholders, the form of consideration (e.g., cash, stock or a combination thereof) and whether the synergies were shared proportionally to the new ownership or otherwise. In addition to the criteria described above, the companies were valued using several different quantitative methodologies, including an analysis of the historical relative share trading prices, an analysis of historical and projected multiples of enterprise value to earnings before interest, taxes, depreciation, amortization and rentals based on public information, discounted cash flows based on free cash flow public projections, a contribution analysis and a comparison of research analysts’ target prices. Finally, the parties took into account the net present value of estimated synergies and how they should be allocated.

As described above, the negotiation of the exchange ratio was done initially through UBS and BTG Pactual. Most of these negotiations were held by telephone with the initial target of agreeing on the most appropriate valuation criteria and defining if there was a range of exchange ratios that was narrow enough to allow for direct negotiations. The results of these discussions were verbally and independently presented to each company on August 4 and August 5, 2010. Between August 5 and August 12, 2010, LAN and TAM focused on finalizing the terms of the Memorandum of Understanding other than the exchange ratio. On August 12, 2010, Mr. Roberto Alvo of LAN and its Chilean legal counsel, Mr. Jose Maria Eyzaguirre of Claro, met in New York with Mr. Carlos Fonseca from BTG, Ms. Flávia Turci from Turci and Mr. Renato Bicudo from TEP. LAN proposed a fixed ratio of 0.90 of a LAN share for each TAM share. TAM accepted this fixed exchange ratio later that same day. On August 13, 2010, the board of directors of each of LAN and TAM approved, and LAN and TAM entered into and publicly announced, the Memorandum of Understanding.

Between September 9, 2010 and September 11, 2010, LAN sent to TAM first drafts of the transaction agreements which had been prepared by LAN’s legal counsel.

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

Between October 24, 2010 and October 29, 2010, LAN, TAM and their respective legal counsels met in New York to receive and discuss TAM’s comments on the draft transaction agreements. These meetings were held mainly in the offices of S&C, although some of the meetings occurred at the offices of BTG Pactual. After these meetings, LAN’s legal counsel revised the transaction agreements.

Between November 15, 2010 and November 24, 2010, LAN, TAM and their respective legal counsels again met in New York to review and negotiate the transaction agreements. After these meetings, LAN’s legal counsel revised the transaction agreements.

The final meetings in person to negotiate the transaction agreements took place between December 12, 2010 and December 16, 2010 in São Paulo, Brazil at the offices of Machado Meyer, one of TAM’s Brazilian legal counsel.

After these meetings, LAN’s legal counsel revised the transaction agreements and the parties continued to negotiate their terms through email and conference calls. The parties finalized the transaction agreements on January 18, 2011.

40.	We note your disclosure that on June 29, 2010 your board authorized your senior management to continue to explore possible investments in and business combinations with other Latin American airlines. To the extent any investments in and business combinations with other Latin American airlines besides TAM were considered by your board, or if any other strategic alternatives were considered by your board, such as other strategic partnerships, alliances, merger or acquisition transactions, please revise this section to discuss if, or when, those alternatives were considered and for what reasons those alternatives were not considered or pursued. If any other investments, business combinations, or other strategic alternatives were considered by TAM, please discuss.

Response:

On page 103 of the Amended Form F-4, LAN added the following disclosure:

LAN has periodically reviewed the potential benefits and opportunities that could be generated from strategic partnerships with other Latin American airlines. In this context, in 2010 LAN evaluated possible combinations with several Latin American airlines other than TAM from a strategic perspective and had preliminary discussions with some of them. On July 27, 2010, management of LAN and McKinsey presented an analysis of these alternatives. LAN decided not to pursue these strategic alternatives for a variety of reasons. These reasons included that LAN decided it was unlikely to reach agreement on terms acceptable to LAN, that there were unacceptable risks to completion or integration and/or that the alternative was not as attractive to LAN and its shareholders as the combination with TAM.

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

On page 105 of the Amended Form F-4, LAN also added the following disclosure:

The board of directors of TAM has not considered any investments in, or business combinations with, any Latin American airlines other than LAN or any other strategic alternatives to such transactions. TAM did engage in negotiations that resulted in TAM becoming a member of Star Alliance, but the board of directors of TAM does not consider this alliance as a strategic alternative to the proposed combination contemplated with LAN. Similarly, TAM has in the past entered into code share agreements with other Latin American airlines, but all of these were entered into in the ordinary course of business and the board of directors of TAM does not consider such arrangements as a strategic alternative to the proposed combination with LAN.

41.	In the second to last paragraph on page 87, you disclose that LAN engaged McKinsey Co. and TAM engaged Bain & Co. to advise them with respect to the business combination. To the extent that these parties provided reports, opinions or appraisals, they appear to be materially related to the business combinations. Therefore, please include the disclosure required by Item 1015(b) of Regulation M-A. See Item 4(b) of Form F-4. In addition, see our comment below with respect to oral reports by independent third party advisors and the need to provide board books and other such materials where applicable.

Response:

LAN and TAM do not believe that these consultants provided any report, opinion or appraisal materially related to the transaction. Moreover, Item 4(b) of Form F-4 only requires the disclosure required by Item 1015(b) with respect to a report, opinion or appraisal materially related to the transaction if such report, opinion or appraisal is referred to in the prospectus and the offer to exchange/prospectus in the Form F-4 does not contain any such references. For these reasons, LAN does not believe any additional disclosure relating to the consultants’ advice is required.

42.	We note your disclosure that on August 4 and August 5, 2010 UBS presented its valuation criteria, methodologies and valuation ranges developed to determine the economics of the proposed business combination. If LAN received any reports, opinions or appraisals from UBS, please revise this section to summarize those items as required by Item 4(b) of Form F-4 and Item 1015(b) of Regulation M-A. Please note that oral reports should also be summarized and all reports, opinions or appraisals must be filed as exhibits to the document as required by Item 21(c) of Form F-4. To the extent applicable, please provide us with copies of the board books and any other materials prepared by UBS.

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

Response:

As noted in the response to Comment 41, Item 4(b) of Form F-4 only requires the disclosure required by Item 1015(b) with respect to a report, opinion or appraisal materially related to the transaction if such report, opinion or appraisal is referred to in the prospectus and the offer to exchange/prospectus included in the Form F-4 does not contain any such references. LAN included the Item 1015(b) disclosure with respect to J.P. Morgan Securities and its board books because the fairness opinions to which such books relate are included and referred to in the offer to exchange/prospectus contained in the Form F-4. By contrast, UBS never rendered a fairness opinion relating to the proposed combination with TAM and any presentations it provided to LAN or its board of directors were preliminary in nature and substantively superceded by the final board books and fairness opinions subsequently received from J.P. Morgan Securities.

43.	We note your disclosure that on August 4 and August 5, 2010 UBS and BTG Pactual presented the valuation criteria, methodologies and valuation ranges they each had developed to determine the economics of the proposed business combination. Please revise to disclose the valuation ranges that each of UBS and BTG Pactual presented at these meetings.

Response:

This disclosure in the Form F-4 was incorrect. There were no meetings between the parties on August 4, 2010 or August 5, 2010, and this disclosure has been deleted on page 104 of the Amended Form F-4. The participation by UBS and BTG Pactual in the valuation and exchange rate negotiations is reflected in LAN’s response to Comment 39.

44.	We note your disclosure that on August 13, 2010 LAN engaged J.P. Morgan Securities to replace UBS as LAN’s financial advisor. Please revise to briefly discuss the reasons and circumstances for the replacement of UBS as LAN’s financial advisor.

Response:

On page 104 of the Amended Form F-4, LAN added the following disclosure (which is also included as part of the response to Comment 39):

When LAN realized that the transaction with TAM was becoming more likely, it made an assessment of UBS’s onsite South American capabilities to help LAN implement the transaction. While negotiating the Memorandum of Understanding and agreeing on the structure of the transaction, it became apparent that LAN’s financial advisor would need to have strong local Chilean and Brazilian operations in order to be able to provide to LAN the assistance it needed to implement this novel and complicated transaction. LAN considered that J.P. Morgan Securities had stronger Chilean and Brazilian operations than UBS and this, together with certain personnel changes that had occurred at UBS, led LAN to replace UBS with J.P. Morgan Securities as its financial advisor.

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

45.	We note your disclosure that on August 12, 2010 LAN and TAM agreed on the exchange ratio for the proposed business combination. Please revise to discuss in greater detail how the exchange ratio was determined, including any material negotiations related thereto and which party proposed the final ratio.

Response:

On page 104 of the Amended Form F-4, LAN added the following disclosure (which is also included as part of the response to Comment 39):

The parties used several criteria and methodologies in order to determine the exchange ratio. To define a range of exchange ratios and implied premia acceptable to both parties, the parties reviewed the exchange ratios and implied premia in comparable transactions during the last five years. The comparable transactions were selected after taking into account many different criteria, of which the most important were the industry in which the companies operated, the size of the transaction, board and key management representation, whether the companies continued to operate under their own names or a new or combined name, future headquarters locations, the ultimate relative share ownership of the two groups of shareholders, the form of consideration (e.g., cash, stock or a combination thereof) and whether the synergies were shared proportionally to the new ownership or otherwise. In addition to the criteria described above, the companies were valued using several different quantitative methodologies, including an analysis of the historical relative share trading prices, an analysis of historical and projected multiples of enterprise value to earnings before interest, taxes, depreciation, amortization and rentals based on public information, discounted cash flows based on free cash flow public projections, a contribution analysis and a comparison of research analysts’ target prices. Finally, the parties took into account the net present value of estimated synergies and how they should be allocated.

On page 104 of the Amended Form F-4, LAN also added the following disclosure:

[T]he negotiation of the exchange ratio was done initially through UBS and BTG Pactual. Most of these negotiations were held by telephone with the initial target of agreeing on the most appropriate valuation criteria and defining if there was a range of exchange ratios that was narrow enough to allow for direct negotiations. The results of these discussions were verbally and independently presented to each company on August 4 and August 5, 2010. Between August 5 and August 12, 2010, LAN and TAM focused on finalizing the terms of the Memorandum of Understanding other than the exchange ratio. On August 12, 2010, Mr. Roberto Alvo of LAN and its Chilean legal counsel, Mr. Jose Maria Eyzaguirre of Claro, met in New York with Mr. Carlos Fonseca from BTG,

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

Ms. Flávia Turci from Turci and Mr. Renato Bicudo from TEP. LAN proposed a fixed ratio of 0.90 of a LAN share for each TAM share. TAM accepted this fixed exchange ratio later that same day. On August 13, 2010, the board of directors of each of LAN and TAM approved, and LAN and TAM entered into and publicly announced, the Memorandum of Understanding.

LAN’s Reasons for the Proposed Combination, page 89

Estimated Synergies of the Proposed Combination, page 91

46.	Summarize the assumptions and limitations on the estimated synergies presented here. What could cause these figures to change materially?

Response:

On page 109 of the Amended Form F-4, LAN added the following disclosure:

The estimated synergies were based on a number of assumptions made by the parties and limited by the parties’ ability to predict future events. Passenger based revenue synergies assumed improved combined network traffic due to an improved product offering (e.g., due to greater frequency), increased connectivity (e.g., due to increased ability to flow across combined network), improved value proposition (e.g., due to a combined frequent flyer program), enhanced marketing and sales capability in home markets (e.g., having LATAM be considered the “home carrier” in both Chile and Brazil) and the estimated benefit of new flights.

Passenger business cost synergies assumed the ability to unify existing overlapping contracts and in some cases the ability to renegotiate lower rates based on the greater total combined volume of both companies. The cost synergies also assumed consolidation in some areas such as back-office and sales support functions, IT, legal and communications, and lounges and contractors in each airport (e.g., through co-location). Finally, the estimated costs assumed some small reductions in needed inventory of spare parts as a result of combined operations.

Cargo synergies assumed combined network traffic would provide an improved product offering as a result of an optimized network with more destinations, increased sales focus, and best practice sharing, including an improved revenue management system.

LAN and TAM also believe that further long-term synergies may be achievable from improved integration and best practice sharing of LAN’s domestic operations, further cooperation with other partner airlines and economies of scale in cost arising from increased bargaining power with suppliers due to the bigger size of the combined companies.

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

The estimated synergies from the proposed combination are forward-looking statements and subject to numerous risks. Actual synergies may differ significantly from expected synergies notably due to the difficulties in integrating large, complex businesses. For instance, given the assumptions on which the estimated synergies were based, a significant change in the combined company’s ability to grow (e.g., due to load factor constraints) or unexpected passenger behavior would result in actual synergies below the estimated synergies. Unexpected difficulties in combining contracts, renegotiating rates, or consolidating functions could also decrease the actual synergies below the estimated synergies. Finally, any adverse change in the macro-economic environment, including a prolonged global recession, spikes in aircraft fuel prices or acts of world terrorism, or the occurrence of any of the risk factors described in this offer to exchange/prospectus could cause the actual synergies to be less than the estimated synergies. For these reasons, as well as the factors discussed under the “Risk Factors” section of this offer to exchange/prospectus beginning on page 49, LAN cannot be certain that any potential synergies, whether cost savings or revenue enhancements, will actually be achieved within the envisaged time frame or at all.

47.	Quantify the amount of the “relevant portion” of the costs of the implementation of this transaction you expect to be offset by the one-time sale of excess spare engines.

Response:

On page 108 of the Amended Form F-4 LAN replaced the disclosure with respect to synergies on pages 91-93 of the Form F-4 with the following updated disclosure:

LAN estimates that the combined synergies arising from the proposed combination could increase LATAM’s annual operating income before depreciation and taxes over time by between US$600 million and US$700 million, beginning four years after completion of the transaction.

This estimate reflects the expected combined cost savings and revenue generating opportunities arising from the proposed combination and includes best practice sharing benefits that have been identified in certain areas. Of the total expected annual pre-tax synergies, between US$170 million and US$200 million may be achieved within the first year after completion of the transaction.

Approximately 40% of the total potential synergies will be generated from increased revenues from the passenger business, 20% will be generated from increased revenues from the cargo business and the remaining 40% of the potential synergies will be generated by cost savings. Beginning four years after the completion of the proposed combination, the breakdown of expected annual pre-tax synergies is estimated to be as follows:

•	between US$225 million and US$260 million is expected to derive from increased revenues resulting from the combination of LAN’s and TAM’s passenger networks and the addition of new flights;

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

•	between US$120 million and US$125 million is expected to derive from increased revenues attributable to new services and best practice sharing in the cargo business;

•	between US$15 million and US$25 million is expected to derive from the consolidation of, and best practice sharing in, the frequent flyer programs of both companies;

•

between US$100 million and US$135 million is expected to derive from cost savings relating to the coordination of airport and procurement activities which should allow LATAM to leverage economies of scope and scale;

•

between US$20 million and US$25 million is expected to derive from cost savings resulting from the coordination and improved efficiency of maintenance operations which should allow LATAM to leverage economies of scale; and

•

between US$120 million and US$130 million is expected to derive from cost savings resulting from the convergence of LAN’s and TAM’s information technology systems, the increased efficiency of combined sales and distribution processes, and the increased efficiency in corporate overhead costs.

The estimated revenues and cost savings expected to result from the synergies and best practice sharing described above do not include any implementation costs. LAN and TAM expect that the one-time merger costs, including banking, consulting and legal advisory fees, to be incurred during 2012 and the investments required over the term of the synergy capture period to achieve the above-mentioned synergies will be between US$170 million and US$200 million in the aggregate.

LAN expects reduced investments from avoided engine and spare part purchases of approximately US$150 million, which are expected to occur over the synergy capture period.

48.	Refer to the reference to “internal projections” of the respective managements of LAN and TAM upon which the synergy estimates were based. Please summarize these projections as well. Include a brief discussion of the underlying assumptions and limitations.

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

Response:

On pages 109-110 of the Amended Form F-4, LAN added the following disclosure:

The internal projections of each company on which the estimated synergies were based related primarily to traffic projections for passenger and cargo in the main routes on which the two airlines operate and in other routes they could operate jointly in the future. The traffic projections generally estimated the number of passengers or tons of cargo transported between countries and pairs of destinations. Information related to market shares was also taken into account. Because this information is very commercially sensitive, it was provided only to a “clean team” of employees of Bain and McKinsey and the representatives of LAN and TAM were not shown the underlying information of the other company on which the estimated synergies were based.

Opinion of LAN’s Financial Advisor, page 95

49.	We note that J.P. Morgan Securities was provided with certain Projections prepared by or at the direction of the management of TAM. Please revise the prospectus in an appropriate section to disclose the Projections. In addition, describe any material assumptions or limitations on the Projections.

Response:

In the Amended Form F-4, LAN revised the disclosure on page 97 of the Form F-4 to disclose the Projections and the material assumptions and limitations on which the Projections are based. These revisions appear on pages 112-116 of the Amended Form F-4.

50.	We note your disclosure in the first paragraph of the Selected Public Companies Trading Analysis section on page 97 that the selected publicly traded companies were selected, among other reasons, because they are airlines that operate in geographic areas that are subject to similar macroeconomic factors as LAN and TAM. Please revise to describe the “other reasons” or criteria used to select the comparable companies. Please revise the Opinion of TAM’s Financial Advisor – Market Multiples Analyses section on page 106 in a similar manner.

Response:

In the Amended Form F-4, LAN revised the disclosure on page 97 of the Form F-4 to reflect the following “other reasons” that J.P. Morgan Securities selected the comparable companies: similar cost structures, similar work force dynamics, similar client bases, shared destinations, public trading of their shares and operating in the same industry as LAN. LAN also revised the disclosure on page 106 of the Form F-4 to describe the “variety of factors” that BTG Pactual used to select comparable companies. These revisions appear on pages 119 and 124 of the Amended Form F-4.

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

51.	We note your disclosure in the second to last paragraph that J.P. Morgan Securities will be paid customary compensation in respect of the proposed business combination, a substantial portion of which will become payable only if the business combination is consummated. Please revise to quantify the fees paid or to be paid to J.P. Morgan Securities with respect to the proposed business combination.

Response:

In the Amended Form F-4, LAN added disclosure quantifying the fees paid or to be paid to J.P. Morgan Securities in respect of the proposed business combination. These revisions appear on page 127 of the Amended Form F-4.

52.	Please revise the final paragraph to quantify any fees paid to J.P. Morgan Securities and its affiliates relating to any material relationship that existed during the past two years between LAN and its affiliates and J.P. Morgan Securities and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

Response:

In the Amended Form F-4, LAN added disclosure quantifying all fees paid to J.P. Morgan Securities and its affiliates relating to any material relationship that existed during the past two years between LAN and its affiliates and J.P. Morgan Securities and its affiliates. These revisions appear on pages 127-128 of the Amended Form F-4.

TAM Board of Directors’ Recommendation, page 103

Opinion of TAM’s Financial Advisor, page 103

53.	Generally explain why TAM hired an advisor affiliated with two insiders of TAM (Andre Santos Esteves and Carlos Daniel Rizzo de Fonseca). Explain how the board of TAM considered and arrived at the conclusion that an advisor affiliated with a board member and a member of senior management was an appropriate party to render a fairness opinion with respect to the fairness of the proposed transaction.

Response:

On pages 141-142 of the Amended Form F-4, LAN added the following disclosure:

TAM has had a long term successful commercial relationship with BTG Pactual. As further discussed above, this relationship has included BTG Pactual (i) participating in

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

all public and private securities offerings by TAM during the last six years, (ii) acting as the market maker for the TAM shares, and (iii) rendering financial services to TAM. Because of its recognized expertise in the Brazilian marketplace and its knowledge of TAM’s operations, BTG Pactual has also been selected to provide financial advice to TAM and to the TAM controlling shareholders. Consequently, given BTG Pactual’s reputation, expertise and past experience with TAM, TAM felt confident that when it hired BTG Pactual as an advisor to render a fairness opinion with respect to the proposed combination, it would act professionally, accurately and independently in the same manner as it acted in prior dealings with TAM.

Other considerations were taken into account by the board of directors of TAM in its decision to hire BTG Pactual. Pursuant to Brazilian law, a public exchange offer could only be launched after an appraisal report is rendered by an appraisal entity selected by the holders of qualifying minority shares at a shareholders meeting convened for this purpose. Brazilian law requires that the appraisal entity be independent and, when rendering the appraisal report, such entity must observe a series of requirements and minimum parameters. The appraisal report issued pursuant to these rules is binding on the offer. The offer cannot be launched for an exchange ratio which is less favorable to the TAM shareholders than the exchange ratio determined in such appraisal report. The fairness opinions of BTG Pactual and J.P. Morgan Securities were not used in this process.

Brazilian law does not require that a fairness opinion be issued. Accordingly, in the context of the proposed combination, the only purpose of the fairness opinion issued by BTG Pactual was to serve as one of the elements to be considered by the TAM board of directors when deciding whether to approve and recommend the transaction.

For the reasons mentioned above, the board of directors of TAM felt it could base its decision in part on a fairness opinion rendered by BTG Pactual despite the fact that Mr. André Esteves and Carlos Fonseca of BTG Pactual were members of the board of TAM and Multiplus, respectively.

54.	Please revise this section to disclose whether any material changes in TAM’s operations, performance or in any of the projections or assumptions upon which BTG Pactual’s based its opinion have occurred since the delivery of the opinion.

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

Response:

BTG Pactual updated the fairness opinion it delivered to the board of directors of TAM on August 13, 2010 and delivered an updated fairness opinion to the board of directors of TAM on November 16, 2011. LAN has included the updated fairness opinion of BTG Pactual as Annex B-2 to the Amended Form F-4, and the required disclosure relating to such opinion appears on pages 136-140 of the Amended Form F-4.

55.	Please revise the discussions of the various financial analyses used by BTG Pactual so that the recipients of the prospectus can understand exactly what each analysis indicates. As a general matter, for each included financial analysis, please provide sufficient explanation of each step of the analysis and the conclusion such that an investor will understand how the analysis supports a conclusion that the transaction is fair from a financial point of view. We offer some additional guidance in the comments below.

Response:

In the Amended Form F-4, LAN added disclosure on page 105 of the Form F-4 under the caption “Opinion of TAM’s Financial Advisor—Implied Exchange Ratio,” on page 106 of the Form F-4 under the caption “Opinion of TAM’s Financial Advisor—Discounted Cash Flow Analyses” and on page 106 of the Form F-4 under the caption “Opinion of TAM’s Financial Advisor—Market Multiples Analyses” to provide additional explanations for each step of the analysis undertaken by BTG Pactual and to further support the conclusion of BTG Pactual that the transaction is fair from a financial point of view. These revisions appear on pages 132-135 of the Amended Form F-4.

56.	We note the use of the defined term “Projections” in this section, and specifically on page 104, and in the Opinion of LAN’s Financial Advisor section on page 95 appear to be inconsistent. Please revise as applicable.

Response:

As part of the underlying analyses undertaken by BTG Pactual in connection with the BTG Opinions, BTG Pactual prepared operating and financial projections for LAN’s and TAM’s businesses based on analyses and other information that LAN and TAM provided to BTG Pactual. BTG Pactual prepared an initial set of projections based on, among other things, the Initial TAM Projections as of the date of the Initial BTG Opinion, which has been defined in the Amended Form F-4 as the “BTG Projections,” and BTG Pactual and management of TAM prepared an updated set of projections as of October 26, 2011, which has been defined in the Amended Form F-4 as the “Updated TAM Projections.” All references to “Projections” in the “Opinions of TAM’s Financial Advisor” section have been changed to “BTG Projections,” “Updated TAM Projections,” and/or

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

“Updated Combined Projections,” as applicable, and these projections have been disclosed in the Amended Form F-4. These revisions appear on pages 135-136 of the Amended Form F-4.

Implied Exchange Ratio, page 105

57.	We note that the range of implied equity values per share for TAM and LAN disclosed in this section do not appear to be supported by the various financial analyses used by BTG Pactual. In this regard, we note that the range of implied equity values per share for TAM and LAN disclosed in this section does not appear to correlate to the range of implied equity values per share disclosed in the third paragraph of the Discounted Cash Flow Analyses section on page 106 or in the table on page 108 of the Market Multiples Analyses section. Please advise.

Response:

In the Amended Form F-4, LAN revised the disclosure on page 105 of the Form F-4 under the caption “Opinion of TAM’s Financial Advisor—Implied Exchange Ratio,” on page 106 of the Form F-4 under the caption “Opinion of TAM’s Financial Advisor—Discounted Cash Flow Analyses” and on page 106 of the Form F-4 under the caption “Opinion of TAM’s Financial Advisor—Market Multiples Analyses” to more clearly explain the steps that BTG Pactual took to calculate the implied equity values per share for TAM and LAN under the discounted cash flow analysis and market multiples analysis, which support the implied equity values per share for TAM and LAN calculated by BTG Pactual. These revisions appear on pages 132-135 of the Amended Form F-4.

58.	We note your disclosure that BTG Pactual’s final analysis resulted in a range between 0.84x and 0.93x for the exchange ratio between TAM and LAN. Please revise to explain in greater detail how this range was determined from the various financial analyses used by BTG Pactual.

Response:

In the Amended Form F-4, LAN revised the disclosure on page 105 of the Form F-4 under the caption “Opinion of TAM’s Financial Advisor—Implied Exchange Ratio” to more fully explain how BTG Pactual determined the implied exchange ratio range from the various financial analyses used by BTG Pactual. These revisions appear on page 135 of the Amended Form F-4.

Additional Information, page 108

59.	We note your disclosure in the first paragraph that BTG Pactual will be paid a transaction fee in respect of the proposed business combination, all of which is

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

contingent upon the business combination being consummated. Please revise to quantify the fees to be paid to BTG Pactual with respect to the proposed business combination.

Response:

In the Amended Form F-4, LAN revised the disclosure on page 108 of the Form F-4 under the caption “Opinion of TAM’s Financial Advisor—Additional Information” to quantify the financial advisory fees payable to BTG Pactual with respect to the proposed combination of LAN and TAM. These revisions appear on page 140 of the Amended Form F-4.

60.	Please revise the second paragraph to quantify any fees paid to BTG Pactual and its affiliates relating to any material relationship that existed during the past two years between TAM and its affiliates and BTG Pactual and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

Response:

In the Amended Form F-4, LAN revised the disclosure on page 108 of the Form F-4 under the caption “Opinion of TAM’s Financial Advisor—Additional Information” to quantify the fees paid to BTG Pactual and its affiliates relating to all material relationships that existed during the past two years between TAM and its affiliates and BTG Pactual and its affiliates. These revisions appear on page 141 of the Amended Form F-4.

Appraisal Report, page 109

61.	Please revise to provide all of the information required by Item 1015(b) of Regulation MA with respect to the Appraisal Report. Refer to Item 4(b) of Form F-4. In this regard, we note that this section does not include all of the information required by Item 1015(b)(4) or (b)(6) of Regulation M-A.

Response:

Because the shareholder meeting of TAM to select an appraiser or to adopt the appraisal report of Banco Bradesco BBI S.A. did not occur until after the filing of the Form F-4, LAN was unable to provide the information required by Item 1015(b) of Regulation MA. On January 3, 2012, this shareholder meeting was held and the holders of qualifying minority shares approved the appraisal report of Banco Bradesco BBI S.A. The information required by Item 1015(b) of Regulation MA with respect to the Appraisal Report appears on pages 142-147 of the Amended Form F-4.

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

The Exchange Offer, page 111

Timing of the Exchange Offer, page 113

62.	Please confirm that you will hold the exchange offer open until at least midnight on the 20th U.S. business day subsequent to commencement, as required by Rule 14e-1(a) of the Securities Exchange Act of 1934. Specifically, we note your statements that the Auction Tender Deadline is 12:00 p.m., Eastern Time, on the expiration date and that the US Tender Deadline is 5:00 p.m., Eastern Time, on the day immediately preceding the expiration date. The date by which US holders must tender must meet the timing requirements of Rule 14e-1(a).

Response:

LAN confirms that the exchange offer will be open until at least midnight on the 20th U.S. business day from and including the date on which the exchange offer was commenced as required by Rule 14e-1(a) of the Exchange Act.

63.	See our last comment above. We note the disclosure throughout the prospectus, beginning on the cover page, that withdrawal rights for TAM holders tendering through the US exchange agent will expire one day before the expiration for other tendering holders and one day before the expiration of the offer. Tell us in your response letter how this complies with the withdrawal rights requirements of Rule 14d-7.

Response:

In response to the Staff’s comment, LAN and TAM have restructured the exchange offer so that there will be a single expiration time for tenders and withdrawals for all participants in the exchange offer whether they tender through the US exchange agent or the Auction in Brazil. This new expiration time will be 3:00 p.m. Eastern time (6:00 p.m. São Paulo time) on the expiration date of the exchange offer. In the Amended Form F-4, LAN revised the disclosure on page 113 of the Form F-4 and all other relevant places in the Form F-4 to disclose this new expiration time. These revisions appear on pages iii, 8, 10, 30, 150, 158, 161, 163 and 166 of the Amended Form F-4.

Acceptance for Exchange, page 130

64.	Here and in the Summary section, clarify when tendering holders will receive their new LAN shares if the offer is successfully completed, and when tendered shares will be returned if it is not. See Rule 14e-1(c).

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

Response:

The disclosure on pages 11 and 131 of the Form F-4 states that: “The exchange offer will be settled on the third business day following the Auction date in accordance with the applicable procedures of Bovespa and the SEC. This is the standard settlement period for exchange offers in Brazil and the date on which all tendering holders will receive their LAN ADSs or LAN BDSs.” In the Amended Form F-4, LAN revised this disclosure to make it clearer that the settlement date is the date on which all tendering holders will receive their LAN ADSs or LAN BDSs. In the Auction, tendering shareholders will transfer their TAM shares to their broker who will sell them in the Auction. If the exchange offer is not consummated, the Auction will not occur and the tendered TAM shares will be held by the TAM shareholders’ brokers and will be returned to the tendering shareholders as soon as practicable. For tenders through the US exchange agent, the TAM shares and TAM ADSs so tendered will be returned to the tendering shareholders by the US exchange agent within five business days after expiration or termination of the exchange offer and disclosure to that effect has been added on pages 14 and 160 of the Amended Form F-4.

Tax Consequences, page 132

65.	Please revise throughout this section to state that TAM security holders are encouraged to consult their own tax advisors, rather than stating that they “should” consult their own tax advisors. Similarly, we note the use of the sentence in the Brazilian Tax Consequences section that says, “[p]lease note that this is a controversial issue and a careful risk assessment should be made by each investor.” Investors should be able to rely on the opinion expressed. Please revise accordingly to remove any disclaimers.

Response:

In the Amended Form F-4, LAN revised the disclosure on page 132 of the Form F-4 to include the changes requested by the Staff. These revisions appear on pages 170-175 of the Amended Form F-4.

66.	Please revise to reflect that your discussion of Brazilian, Chilean and U.S. tax consequences in this section represents counsel’s opinion, as applicable, rather than merely a “summary” or “description” of material Brazilian, Chilean or U.S. tax consequences. Alternatively, please confirm that counsel, as applicable, will file long form tax opinions.

Response:

The discussion of Brazilian and U.S. tax consequences represents the applicable counsel’s opinion and in the Amended Form F-4 this disclosure has been revised to reflect that such discussion is not merely a “summary” or “description” of material Brazilian or U.S. tax consequences. These revisions appear on pages 170-175 and 182-186 of the Amended Form F-4. Chilean tax counsel will file a long form tax opinion.

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

Brazilian Tax Consequences, page 132

67.	We note the uncertainty of certain tax consequences discussed in this section and throughout the prospectus. In each case, please revise to discuss in greater detail the degree of uncertainty and, as applicable, add appropriate risk factor disclosure to the prospectus. As to the mention of the uncertainties in the Summary section, include a cross-reference to the more detailed disclosure later in the offer materials.

Response:

In the Amended Form F-4, LAN revised the disclosure on page 43 of the Form F-4 to include risk factors discussing the risks associated with the uncertainty of certain tax consequences to investors tendering TAM shares in the Auction. LAN also revised the Brazilian Tax Consequences section beginning on page 132 of the Form F-4 to provide additional details as to the uncertainties associated with Brazilian Tax Consequences. These revisions appear on pages 54-55 and 170-175 of the Amended Form F-4.

Security Ownership of Certain Beneficial Owners and Management of TAM, page 191

68.	We note that the information in this section has been provided as of September 30, 2011. Please revise to provide the information in this section as of the most recent practicable date. Refer to Item 6 of Schedule 14A and Item 403 of Regulation S-K. Please revise the Security Ownership of Certain Beneficial Owners and Management of LAN section on page 192 in a similar manner.

Response:

In the Amended Form F-4, LAN revised the disclosure on pages 191 and 192 of the Form F-4 to include the updated information requested as of January 26, 2012, in the case of TAM, and as of January 20, 2012, in the case of LAN. These revisions appear on pages 229-232 of the Amended Form F-4.

Identity and Background of Controlling Persons, Directors and Executive Officers, page 194

69.	Please also provide disclosure regarding each person who will serve as a director and executive officer of LATAM. Refer to Item 19(a)(7) of Form F-4.

Response:

On page 229 of the Amended Form F-4, LAN added the requested disclosure with respect to Libano Barroso, the chief financial officer and director of investor relations of TAM and the chief executive officer of TAM Linhas Aéreas S.A., who will become the chief financial officer of LATAM. Certain of this information is incorporated by

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

reference from TAM’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010. The requested disclosure was already set forth on page 200 of the Form F-4 with respect to the only other three individuals who will become directors or executive officers of LATAM (Maurício Rolim Amaro, Maria Cláudia Oliveira Amaro and Marco Bologna).

Unaudited Interim Consolidated Financial Statements of LAN, page 256 and Unaudited Interim Period Financial Statements of TAM, page 382

70.	We note that interim financial information for the period ended September 30, 2011 for each of LAN and TAM have been filed in respective Form 6-Ks for each company. Pursuant to Item 8.A.5 of Form 20-F, as directed by the instructions to Item 14 and by Item 17(a) of Form F-4, please update the historical and pro forma financial information presented in the filing accordingly.

Response:

In the Amended Form F-4, LAN replaced the actual and pro forma interim financial information as of June 30, 2011 with actual and pro forma interim financial information as of September 30, 2011. The actual and pro forma interim financial information as of September 30, 2011 are unaudited. These revisions appear on pages 79-95, F-1-1 and F-2-1 of the Amended Form F-4.

Annexes

71.	We note that certain annexes have been omitted and other annexes appear to be unexecuted drafts. Please attach fully executed agreements and any omitted annexes in the next amendment or, alternatively, advise when such annexes will be provided.

Response:

In the Amended Form F-4, LAN added Annex C which has become available since the filing of the Form F-4. LAN will include fully executed agreements in a future amendment to the Form F-4.

Annex A – J.P. Morgan Fairness Opinion

72.	Refer to the last paragraph of the fairness opinion. Here or in the disclosure document, confirm that you received the permission of J.P. Morgan to utilize the fairness opinion in connection with this registration statement.

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

Response:

On page 128 of the Amended Form F-4, LAN added disclosure that it received permission from J.P. Morgan Securities to utilize its fairness opinions in connection with the Amended Form F-4.

Annex B – BTG Pactual Fairness Opinion

73.	See our last comment above. Provide the same disclosure with respect to the opinion of BTG Pactual included as Annex B.

Response:

On page 142 of the Amended Form F-4, LAN added disclosure that it has received permission from BTG Pactual to utilize its fairness opinions in connection with the Amended Form F-4.

Annex C – Appraisal Report

74.	Please file the Appraisal Report promptly for our review or indicate in your response letter approximately when you intend to file it.

Response:

An English translation of the Appraisal Report, dated November 24, 2011, was furnished as a current report on Form 6-K on December 14, 2011 by TAM. LAN has also included an English translation of the Appraisal Report as Annex C in the Amended Form F-4.

Part II

Item 21. Exhibits, page II-1

75.	We note that a number of exhibits have not been annotated as “to be filed by a subsequent amendment” or do not include incorporation by reference cross references. For example, refer to Exhibits 10.1.3, 10.1.4, 10.2.4, 10.4.1, 10.5.1, 10.6, 10.7, and 10.8. Please revise or file as applicable.

Response:

On pages II-2 and II-3 of the Amended Form F-4, LAN added appropriate incorporation by reference cross-references.

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

Item 22. Undertakings, page II-4

76.	Please provide the undertaking set forth in Item 512(h) of Regulation S-K or advise.

Response:

On page II-6 of the Amended Form F-4, LAN added the undertaking set forth in Item 512(h) of Regulation S-K.

Signatures, page II-6

77.	Refer to the LAN Airlines, S.A. signature page. Please revise the second half of the signature page to notate that the registration statement will be signed by LAN Airlines, S.A.’s controller or principal accounting officer. Refer to Instructions for Signatures on Form F-4.

Response:

On page II-7 of the Amended Form F-4, LAN revised the second half of the signature page to reflect that LAN’s Chief Financial Officer is also its principal accounting officer.

78.	Refer to the HOLDCO II S.A. signature page. Please revise the second half of the signature page to notate that the registration statement will be signed by HOLDCO II S.A.’s principal financial officer. Refer to Instructions for Signatures on Form F-4.

Response:

On page II-8 of the Amended Form F-4, LAN revised the second half of the signature page to reflect that Holdco II’s Principal Accounting officer is also its principal financial officer.

Exhibits 23.1 and 23.2

79.	Please update the consents of independent registered public accounting firm in any subsequent amendment of this filing.

Response:

Updated consents from LAN’s and TAM’s independent registered public accounting firms have been included as Exhibit 23.1 and Exhibit 23.2 to the Amended Form F-4.

Susan Block

United States Securities and

Exchange Commission

February 9, 2012

*        *        *

We trust that this letter responds to the issues raised in your comment letter. If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

LAN AIRLINES S.A.

/s/ Enrique Cueto Plaza
Enrique Cueto Plaza Chief Executive Officer LAN Airlines S.A.

HOLDCO II S.A.

/s/ Enrique Cueto Plaza
Enrique Cueto Plaza General Manager/Chief Executive Officer Holdco II S.A.